PLAN PURSUANT TO RULE 12B-1

SCHEDULE A

Annual Fee (as a % of the average daily
net assets of the Fund attributable to Class
Name of Fund	A Shares)
Victory Tax Exempt Short-Term Fund	0.25%
Victory Tax Exempt Intermediate-Term Fund	0.25%
Victory Tax Exempt Long-Term Fund	0.25%
Victory New York Bond Fund	0.25%
Victory Virginia Bond Fund	0.25%
Victory California Bond Fund	0.25%
Victory Short-Term Bond Fund	0.25%
Victory Intermediate-Term Bond Fund	0.25%
Victory Government Securities Fund	0.25%
Victory Income Fund	0.25%
Victory Precious Metals and Minerals Fund	0.25%
Victory Emerging Markets Fund	0.25%
Victory Sustainable World Fund	0.25%
Victory Science & Technology Fund	0.25%
Victory Ultra Short-Term Bond Fund	0.25%
Victory Growth and Tax Strategy Fund	0.25%
Victory Nasdaq-100 Index Fund	0.25%

Dated: March 29, 2024

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